FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month October, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release dated October 22, 2006 regarding construction of New Submarine Cable System Linking India, Middle East and Western Europe.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 2, 2006. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
October 23, 2006	Title:	Chief Financial Officer

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12199

23 October 2006

Sir,

Sub: Press Release.

Please find sent herewith the press release captioned “New Submarine Cable System Linking India, Middle East and Western Europe”.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

/s/ Rishabh Aditya

Rishabh Aditya

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements, Fax 1934.

PRESS RELEASE

New Submarine Cable System Linking India, Middle East and Western Europe

Mumbai, October 22, 2006: Leading international telecom service providers, Etisalat, Saudi Telecom, Telecom Egypt, Telecom Italia Sparkle and VSNL have entered into a Memorandum of Understanding (MoU) to work jointly on the construction of a new submarine cable (I-ME-WE) linking India, the Middle East and Western Europe.

The signing of the MoU marks the first major milestone in the commissioning of the IMEWE cable project. The rapid progress made by the five leading telecom carriers in moving from conceptualization to signing of MoU reflects the strong alignment and commitment amongst the parties towards the IMEWE project.

The cable project will connect the major countries in the region including India, UAE, Kingdom of Saudi Arabia, Egypt, Italy and France. The cable will leverage the strength of these major carriers and provide interconnection facilities with several existing and emerging systems in the regions.

All the IMEWE members parties are committed to keep up the scorching pace of progress to enable the Ready for Service (RFS) by mid 2008, with expectation of construction contracts being awarded by end 2006

IMEWE cable system will be built using DWDM (Dense Wavelength Division Multiplexing) technology, with a proposed design capacity of at least 2.56 Terabits per second (Tbps). The network, upon its commissioning, will provide high-speed connectivity to the Asian, Middle East, North & East Africa and Western Europe regions, and meet their exponentially growing bandwidth requirements.

About VSNL

Videsh Sanchar Nigam Limited, first telecom service provider in the world to get the prestigious TL 9000 certification, is India’s leading provider of International Telecommunications and Internet Services. As the country’s leader in International Long Distance services and with a strong pan-India National Long Distance presence, VSNL is the leader in the Corporate Data Market in the country today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. With established relations with over 80 carriers across the globe, VSNL today has a strong infrastructure base that covers multiple gateways, earth stations and submarine cable systems.

VSNL, a member of the world known Tata Group of Companies is now rapidly growing its retail & corporate presence under the Tata Indicom brand name through its products like high speed broadband, dial-up Internet, net telephony and calling cards, and has an internet subscriber base of over 8,00,000 subscribers. The Company also proposes to consolidate its presence in the Internet space by increasing its impetus on the Retail Broadband business. VSNL also offers a host of other valued added services that include Television / Video uplinking, Program transmission services, Frame relay services and Inmarsat services. The company has recently launched Bandwidth-on-Demand for its ILL customers which aims at meeting the short term urgent additional bandwidth requirements to almost double the capacity within a 48 hour timeframe, thereby enabling them to undertake and execute unforeseen new project opportunities within record time.

For more information, please contact:

Rashmi Naik/ Gaurav Bhaskar

Vaishnavi Corporate Communications

#56568787

rashmi@vccpl.com/gbhaskar@vccpl.com